November 21, 2019

Joshua Ballard
Chief Financial Officer
Energy Recovery, Inc.
1717 Doolittle Drive
San Leandro, CA 94577

       Re: Energy Recovery, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed on March 7, 2019
           File No. 001-34112

Dear Mr. Ballard:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Consolidated Finanical Statements
Notes to Consolidated Financial Statements
Note 3 - Revenues
License and Development Revenue Recognition - Oil & Gas Segment, page 77

1. Please clarify how you determined it is appropriate to use the cost to cost method to recognize revenue and how you have the ability to reasonably measure your progress toward full commercial launch. As part of your response, tell us how you considered ASC
      606-10-25-37.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Joshua Ballard
Energy Recovery, Inc.
November 21, 2019
Page 2

      You may contact Laura Veator, Staff Accountant, at 202-551-3716 or Stephen Krikorian,
Accounting Branch Chief, at 202-551-3488 with any questions.



FirstName LastNameJoshua Ballard                        Sincerely,
Comapany NameEnergy Recovery, Inc.
                                                        Division of Corporation
Finance
November 21, 2019 Page 2                                Office of Technology
FirstName LastName